FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent reports first quarter 2007 results

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Revenues down 8% year over year at constant Euro/USD exchange rate at Euro 3,882 million, while wireline and enterprise businesses grew

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Adjusted diluted EPS (Group share) at Euro 0.09

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Strong momentum in order flow across all businesses

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Integration plans on track; company confirms at least Euro 600 million pre-tax cost savings target for 2007

Paris, May 11, 2007 - Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the first quarter 2007.

EXECUTIVE COMMENTARY

Patricia Russo, CEO commented: “Having completed the largest merger in our industry, we are encouraged by the progress we are making with our overall integration plans. Since December 1, 2006, we have finalized the product and technology roadmaps for the combined company and are communicating these decisions to our customers, helping reduce any uncertainty regarding product plans. Additionally, during the first quarter we took costs out of the business in areas such as procurement, information systems and R&D, and have achieved a net headcount reduction of approximately 1,900 positions, before the impact of recently announced managed services contract wins. Based on this progress, we are on track to achieve our planned pre-tax savings of at least Euro 600 million this year, in line with our target of Euro 1.7 billion pre-tax savings within 3 years. We will strategically reinvest part of these savings in markets and technologies which we believe will enhance our position going forward.

As previously indicated, during the first quarter we saw good momentum building in our order flow resulting in an improving order backlog with a book-to-bill at 1.3x. However, as anticipated, our first quarter 2007 revenues declined as a result of lower volumes in wireless and core networks at a time when we continued to make considerable investments in the next generation of these technologies. In addition, these results are being compared to a strong first quarter 2006, particularly in our wireline business in North America. While operating income was affected by low volumes, and geographic and revenue mix, over half of our first quarter adjusted operating loss was primarily due to significant items related to continued product rationalization and platform convergence, negatively impacting the gross margin.

Based on the strong order flow we are seeing across all businesses, we anticipate solid sequential growth as the year progresses, with our second quarter 2007 revenue expected to grow approximately 10% from the first quarter 2007 at a constant Euro/USD exchange rate. Looking forward to the full year 2007, we expect revenues to increase on a percentage basis at the carrier market growth rate of mid single digits at a constant Euro/USD exchange rate. “

Form 6-K      Alcatel-Lucent - 1

REPORTED RESULTS

In accordance with regulatory reporting requirements, the first quarter 2007 reported results include the non-cash impacts from purchase price allocation entries following the merger with Lucent Technologies. The Space business which had not been divested to Thales as of March 31, 2007 is shown as discontinued activities. The other activities (railway signaling and integration and services activities for mission-critical systems) that were contributed to Thales on January 5, 2007 are not included in first quarter 2007 reported results.

For the first quarter 2007, Alcatel-Lucent’s reported revenues amounted to Euro 3,882 million. The reported gross profit was Euro 1,127 million, including the impacts from purchase price allocation entries of Euro (208) million. Reported operating income (loss)(1) was Euro (582) million, including the impact from purchase price allocation entries of Euro (338) million. For the quarter, reported net income (group share) was Euro (8) million or Euro 0.00 per diluted share (USD (0.01) per ADS).

ADJUSTED RESULTS

In addition to the reported results Alcatel-Lucent is providing adjusted financial results in order to provide meaningful comparable information, which exclude the main non-cash impacts from purchase price allocation entries. The Space business which had not been divested to Thales as of March 31, 2007 is shown as discontinued activities. The other activities (railway signaling and integration and services activities for mission-critical systems) that were contributed to Thales on January 5, 2007 are not included in first quarter 2007 reported results. Prior period results refer to the adjusted pro forma combined operations for Alcatel-Lucent as of January 1, 2006.

For the first quarter, Alcatel-Lucent’s revenues were Euro 3,882 million, compared to a pro-forma Euro 4,433 million in the year-ago quarter, a (7.9)% decline at a constant Euro/USD exchange rate, or a (12.4)% decline at current rate. The adjusted gross profit was Euro 1,335 million, compared to an adjusted pro-forma gross profit of Euro 1,757 million in the year-ago quarter. Adjusted operating income (loss)(2) was Euro (244) million, compared with an adjusted pro-forma operating income (loss) of Euro 246 million in the year-ago quarter. Over half of our first quarter adjusted operating loss was primarily attributed to significant items related to continued product and rationalization and platform convergence, negatively impacting the gross margin. For the quarter, adjusted net income (group share) was Euro 199 million, or Euro 0.09 per diluted share (USD 0.12 per ADS), which included the capital gain after tax from the closing of the Thales transaction of Euro 0.30 per diluted share (Euro 677 million) and a negative impact of Euro (0.14) per diluted share (Euro (320) million) for restructuring costs. The adjusted pro-forma net income (group share) was Euro 306 million, or Euro 0.13 per diluted share (USD 0.17 per ADS), in the first quarter 2006.

The net (debt)/cash position was Euro (48) million at March 31, 2007 compared with Euro 508 million at December 31, 2006.

Adjusted Profit & Loss statement –Key Figures In Euro million except for EPS	First Quarter 2007	First Quarter 2006
		Pro-forma
Revenues	3,882	4,433
Gross profit	1,335	1,757
Operating income (loss)	(244)	246
Net income (group share)*	199	306
EPS diluted (in Euro)*	0.09	0.13
E/ADS** diluted (in USD)	0.12	0.17
Number of diluted shares (million)	2,270	2,390

* EPS is adjusted from main PPA entries taking into account a normative tax impact

**E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD1.3374 as of March 30, 2007.

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FIRST QUARTER 2007 BUSINESS HIGHLIGHTS

The following figures are based on adjusted results.

Segment breakdown (in Euro million)	First Quarter 2007	First Quarter 2006	yoy comparison at constant rate
		Pro-forma
Revenues	3,882	4,433	(8)%
Carriers	2,839	3,340	(10)%
- Wireline	1,287	1,342	1%
- Wireless	1,204	1,495	(15)%
- Convergence	348	503	(28)%
Enterprise	371	342	12%
Services	626	674	(3)%
Other & Eliminations	46	77

Adjusted operating income (loss)	(244)	246
Carriers	(194)	260
Enterprise	19	24
Services	(29)	(10)
Other & Eliminations	(40)	(28)

BUSINESS COMMENTARY

The following business comments are based on year over year comparison. Business trend comparisons are based on variations at a constant Euro/USD exchange rate.

Carrier Business Segment

For the first quarter 2007, revenue for the carrier business segment was Euro 2,839 million compared to Euro 3,340 million in the year-ago quarter, a 10% decline at a constant Euro/USD exchange rate, or a 15% decline at current rate. Adjusted operating income (loss) was Euro (194) million, a (6.8)% operating margin.

Key Highlights:

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The 3-year USD 6 billion agreement with Verizon Wireless reflects the combined company's strengths, as Alcatel-Lucent will provide CDMA2000 EV-DO Rev. A, wireless transmission, IMS and IP routing solutions.

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New contracts have been signed with Globacom in Nigeria, worth USD 600 million, to extend its network capacity and performance, and support the delivery of advanced wireless and multimedia, and converged services such as triple play.

Form 6-K      Alcatel-Lucent - 3

Wireline

For the first quarter 2007, revenue for the wireline business group was Euro 1,287 million compared to Euro 1,342 million in the year-ago quarter, a 1% increase at a constant Euro/USD exchange rate, or a 4% decline at current rate.

Key Highlights:

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Compared to the first quarter 2006 which included particularly strong results in North America, revenue was lower for the access business. During the quarter there was a good performance in DSL with 7.3 million lines delivered, with close to half of the volume from the IP-based ISAM platform. The GPON momentum continued in North America and in Western Europe where the GPON standard gained ground over competitive technologies to support very high speed services.

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Revenues were strong in IP data and increased somewhat in optical transport. Growth in optical transport was fueled by carrier network transformations to video and full-IP. In particular, metro and long haul DWDM showed good performance. The IP service router area positively impacted the quarter, with growth faster than the market, confirming our #2 market position.

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Verizon selected Alcatel-Lucent’s GPON technology for its FTTH network, as did Swedish electric company Jönköping Energi.

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Alcatel-Lucent won several submarine contracts during the quarter with : East Africa Submarine Cable System consortium to build a 10,000 km network that will link 8 countries; Mediterranean Nautilus, owned by Telecom Italia Sparkle to build a 6,000 km network that will bring increased capacity for connections between Greece, Turkey, Italy, Israel and Cyprus; and Telstra for a 9,000 km submarine network linking Sydney Australia with Hawaii in the US.

Wireless

For the first quarter 2007, revenue for the wireless business group was Euro 1,204 million compared to Euro 1,495 million in the year-ago quarter, a 15% decline at a constant Euro/USD exchange rate, or a 20% decline at current rate.

Key Highlights:

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The wireless revenue decline was largely driven by low volumes, especially in 2G GSM radio in some emerging markets. However, shipments were strong in China where we have improved our market share. The refreshed 2G product offerings (Twin TRX and ATCA BSC) are being deployed to some customers. As a result of softness in the 2G business, wireless transmission business also recorded a slight decline in the quarter across all regions, except Asia.

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In WCDMA, the transition of some of the customer base to the newly merged portfolio resulted in low revenues without fully realizing the synergy benefits of the former Alcatel, Lucent and Nortel WCDMA businesses.

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CDMA remained steady in North America, with continued EVDO Rev A upgrades and growth in the subscriber base while investment in CDMA in China and Latin America declined.

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SFR announced the selection of Alcatel-Lucent for the deployment of an UMTS/HSPA network. This is the first 3G win in Western Europe since the acquisition of Nortel’s UMTS radio assets. In addition, Africa’s fastest-growing operator Globacom selected Alcatel-Lucent’s UMTS/HSPA solution and Softbank Mobile will deploy the UMTS/HSDPA solution to provide indoor coverage in Japan.

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Datang and Alcatel Shanghai Bell will deploy TD-SCDMA network solutions for China Mobile in Shanghai and Guangzhou.

Form 6-K      Alcatel-Lucent - 4

Convergence

For the first quarter 2007, revenue for the convergence business group was Euro 348 million compared to Euro 503 million in the year-ago quarter, a 28% decline at a constant Euro/USD exchange rate, or a 31% decline at current rate.

Key Highlights:

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In a continued competitive market, legacy core revenue, in both wireline and wireless, continued to decline in line with the market rate. The next generation core business is still not nearly big enough to offset the declines in legacy core networking but progress is expected. Large R&D investments continued to be carried out in advance of the market impact resulting from the IP network transformations that are underway.

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Revenues were stable in the IMS business, with investments being carried out to deliver multi-access and –device, and multimedia applications in a converged IP environment.

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In the multimedia and payment businesses, revenues were negatively impacted by a declining market in pre-paid payment solutions. Investments continued in order to evolve IPTV capabilities.

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In Spain, Alcatel-Lucent has been selected to deliver presence-based IMS multimedia services to Telefonica and a converged network for Vodafone.

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Slovak Telekom, a member of the Deutsche Telekom group, reached a significant market milestone with the recent launch of its commercial IPTV service delivered by Alcatel-Lucent.

Enterprise Business Segment

For the first quarter 2007, revenue for the enterprise business segment was Euro 371 million compared to Euro 342 million in the year-ago quarter, a 12% increase at a constant Euro/USD exchange rate, or a 9% increase at current rate. Adjusted operating income (loss) was Euro 19 million, a 5.1% operating margin.

Key Highlights:

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Revenues showed strength across all parts of the business, with a strong performance in Europe and Asia. The voice and data business contributed to the segment’s growth with good momentum in IP telephony migration for small and medium businesses. IP usage penetration rates now represent more than 40%, compared to 30% for the same period last year. Further investment and effort in channel development have also had positive results, with a large increase in service provider channel partnerships over the previous quarters, led by key announcements with Korea Telecom, Orange Systems and T-Systems.

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Genesys, the Alcatel-Lucent’s contact center activity, continued to be a strong driver for revenue growth in the quarter and outperformed the market once again, reinforcing its #1 position in the CTI (Computer Telephony Integration).

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The delivery of secured communications networks to key industry sectors continued, as demonstrated by the Australian Department of Foreign Affairs and Trade who have selected Alcatel-Lucent to deliver VoIP, Call Center and Unified Communications Solutions to their 110 embassies around the world. In addition, Gonzaga University, Washington State, have selected Alcatel-Lucent for a network transformation project that will support the school’s worldwide distance learning program with a comprehensive data and wireless network.

Form 6-K     Alcatel-Lucent - 5

Services Business Segment

For the first quarter 2007, revenue for the services business segment was Euro 626 million compared to Euro 674 million in the year-ago quarter, a 3% decline at a constant Euro/USD exchange rate, or a 7% decline at current rate. Adjusted operating income (loss) was Euro (29) million, a (4.6)% operating margin.

Key Highlights:

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Network operations and hosted services registered a strong performance, gaining footprint in Western Europe with significant wins with Germany service providers TeraGate and E-Plus, the first outsourced rollout, operation and maintenance of a customer’s network. In addition, Alcatel-Lucent announced the extension of its Managed Mobile Interactive TV Service solution to Europe.

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Maintenance and Deployment services revenue in the quarter was relatively stable. New orders or contract renewal included a substantial multi year element of the Verizon Wireless network expansion contract and significant wins with Iusacell, the largest CDMA mobile operator in Mexico and with SFERIA S.A. in Poland, which includes upgrading and expanding SFERIA’s existing base stations with CDMA2000 1xEV-DO wireless broadband technology.

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In Applications Integration, Alcatel-Lucent announced two new carrier grade services transformation offerings: Service Delivery Environment and Subscriber Data Optimization. In addition, the company continued to receive strong traction in IPTV and OSS/BSS network and applications integration services, including contract wins with Slovakia’s T-Com and Denmark’s TDC.

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S-Bahn Berlin’s urban railway system will use a full IP-based communication network from Alcatel-Lucent to support train dispatch by the driver.

(1) Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, including impacts from follow-up of Lucent's purchase price allocation.

(2) Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, excluding impacts from follow-up of Lucent's purchase price allocation.

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Alcatel-Lucent will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel-lucent.com/1q2007.

2007 Upcoming Events / Announcements

June 1

Annual Shareholders’ Meeting in Paris

June 11

Capital Market Day in Paris

August 1

Second quarter 2007 earnings announcement

October 31

Third quarter 2007 earnings announcement

Form 6-K      Alcatel-Lucent - 6

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent as well as the benefits and synergies of the completed merger transaction, benefits to Alcatel-Lucent from its improvements in product costs and restructuring efforts, improvements in new technologies, benefits that will result from strategic partnerships, acquisitions and divestitures and other statements about Alcatel-Lucent managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent's future performance and the industries in which Alcatel-Lucent operates, in addition to managements' assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; the expected benefits from the operations transferred to Thales and the benefits arising from the increase in the Company's interest in Thales; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2006, as well as other filings by Alcatel-Lucent and Lucent Technologies Inc. with the US Securities and Exchange Commission including Lucent's Proxy Statement dated August 7, 2006. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Form 6-K      Alcatel-Lucent - 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: May 11, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer